UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Solazyme, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83415T101

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83415T101	13G	Page 2 of 9 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: BRAEMAR ENERGY VENTURES II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 5,022,229
	6	SHARED VOTING POWER: -0- (See Item 4)
	7	SOLE DISPOSITIVE POWER: 5,022,229
	8	SHARED DISPOSITIVE POWER: -0- (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 4) 5,022,229
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON: PN

CUSIP No. 83415T101	13G	Page 3 of 9 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: BRAEMAR POWER AND COMMUNICATIONS MANAGEMENT II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 5,022,229 (See Item 4)
	6	SHARED VOTING POWER: -0- (See Item 4)
	7	SOLE DISPOSITIVE POWER: 5,022,229 (See Item 4)
	8	SHARED DISPOSITIVE POWER: -0- (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 4) 5,022,229
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON: PN

CUSIP No. 83415T101	13G	Page 4 of 9 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: BRAEMAR PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 5,022,229 (See Item 4)
	6	SHARED VOTING POWER: -0-(See Item 4)
	7	SOLE DISPOSITIVE POWER: 5,022,229 (See Item 4)
	8	SHARED DISPOSITIVE POWER: -0- (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 4) 5,022,229
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON: OO

Item 1(a)	Name of Issuer:

Solazyme, Inc. (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

225 Gateway Boulevard

South San Francisco, California 94080

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Braemar Energy Ventures II, LP (the “Fund”), Braemar Power and Communications Management II, LP (“Braemar Management”), and Braemar Partners, LLC (“Braemar Partners”), or collectively, the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Braemar Energy Ventures, 340 Madison Avenue, 18th Floor, New York, NY 10017.

Item 2(c)	Citizenship:

Each of the Reporting Persons is organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e)	CUSIP No.:

83415T101

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

The Fund is the direct beneficial owner of 5,022,229 shares of Common Stock, or approximately 8.4% of the Common Stock.

The shares of Common Stock beneficially owned by the Fund may be deemed to be beneficially owned indirectly by: (i) Braemar Management, the general partner of the Fund, and (ii) Braemar Partners, the general partner of Braemar Management. Braemar Partners makes decisions with respect to the voting and disposition of the shares held by the Fund through a two-person board of managers, that requires unanimous consent to take action.

Pursuant to Rule 13d-5(b)(1) under the Act, Braemar Management and Braemar Partners may be deemed to have beneficial ownership of 5,022,229 shares of Common Stock, or approximately 8.4% of the Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons. Each such person disclaims beneficial ownership of any such shares in which it does not have a pecuniary interest.

All of the percentages calculated in this Schedule 13G are based upon an aggregate of 59,729,105 shares of Common Stock outstanding as of October 31, 2011, as disclosed in the Company’s Quarterly Report on Form 10-Q, dated November 8, 2011.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2012

BRAEMAR ENERGY VENTURES II, LP

By:	Braemar Power and Communications Management II, LP
Its:	General Partner

By:	Braemar Partners, LLC
Its:	General Partner

By:	/s/ William D. Lese
Name:	William D. Lese
Title:	Member

BRAEMAR POWER AND COMMUNICATIONS MANAGEMENT II, LP

By:	Braemar Partners, LLC
Its:	General Partner

By:	/s/ William D. Lese
Name:	William D. Lese
Title:	Member

BRAEMAR PARTNERS, LLC

By:	/s/ William D. Lese
Name:	William D. Lese
Title:	Member

SCHEDULE 13G

Exhibit Index

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of to such a statement on Schedule 13G with respect to the common stock of Solazyme, Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Dated: February 16, 2012

BRAEMAR ENERGY VENTURES II, LP

By:	Braemar Power and Communications Management II, LP
Its:	General Partner

By:	Braemar Partners, LLC
Its:	General Partner

By:	/s/ William D. Lese
Name:	William D. Lese
Title:	Member

BRAEMAR POWER AND COMMUNICATIONS MANAGEMENT II, LP

By:	Braemar Partners, LLC
Its:	General Partner

By:	/s/ William D. Lese
Name:	William D. Lese
Title:	Member

BRAEMAR PARTNERS, LLC

By:	/s/ William D. Lese
Name:	William D. Lese
Title:	Member